[Letterhead of Orrick, Herrington & Sutcliffe LLP]

January 14, 2015	Brett E. Cooper
(415) 773-5918
bcooper@orrick.com

VIA EDGAR CORRESPONDENCE

Robert F. Telewicz, Jr., Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited

Form 20-F for Fiscal Year Ended

March 31, 2014

Filed July 11, 2014

File No. 000-53776

Dear Mr. Telewicz:

On behalf of China Metro-Rural Holdings Limited (“China Metro”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 20-F (the “2014 Form 20-F”) in a letter dated December 30, 2014. For your convenience, we have reproduced below in italics the Staff’s comment and have provided the response immediately below such comment. All page numbers referred to herein are to the 2014 Form 20-F.

Form 20-F

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investment Properties, page F-15

1.	We note that rental and property management income comprise approximately 3% of total revenues as of March 31, 2014. We further note that approximately 18% of your total assets are classified as investment properties. Please clarify for us the nature and use of the assets classified as investment properties and explain how they meet the definition of an investment property under IAS 40. In your response, please tell us whether any of your investment properties are intended for sale in the ordinary course of business or have been constructed or developed on behalf of third parties.

Robert F. Telewicz Jr., Senior Staff Accountant

January 14, 2015

Response:

We note that paragraph 5 of the International Accounting Standard No. 40 ‘Investment Property’ (“IAS 40”) contains the following definition:

“Investment property is property (land or a building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for:

(a) used in the production or supply of goods or services or for administrative purposes; or

(b) sale in the ordinary course of business.”

China Metro’s investment properties consist of trade centers, office buildings and warehouses, which were designated by management as investment properties at the beginning of their respective development stages, where these properties were to be held to earn rental income. Therefore, China Metro has concluded that these properties met the definition of an investment property under paragraph 5 of IAS 40.

In addition, paragraph 6 of IAS 40 provides:

“A property interest that is held by a lessee under an operating lease may be classified and accounted for as investment property if, and only if, the property would otherwise meet the definition of an investment property and the lessee uses the fair value model set out in paragraphs 33–55 for the asset recognised. This classification alternative is available on a property-by-property basis. However, once this classification alternative is selected for one such property interest held under an operating lease, all property classified as investment property shall be accounted for using the fair value model. When this classification alternative is selected, any interest so classified is included in the disclosures required by paragraphs 74–78.”

China Metro’s properties in mainland China are constructed on lands which are held under operating leases, as under current laws and policies in mainland China all land grants in mainland China are in the form of land use rights which have a tenure of 40 years. China Metro has concluded that all of the investment properties held by China Metro in mainland China are accounted for using fair value model in accordance with paragraph 6 of IAS 40 and thus meet all the criteria set out in IAS 40.

Robert F. Telewicz Jr., Senior Staff Accountant

January 14, 2015

In note 4 to China Metro’s consolidated financial statements contained in the 2014 Form 20-F under the heading of “Classification between investment properties and properties held for sale” on page F-30, it disclosed the following:

“The Group develops properties held for sale and properties held to earn rentals and/or for capital appreciation. Judgment is made by management on determining whether a property is designated as an investment property or a property held for sale. The Group considers its intention for holding the properties at the development stage of the related properties. During the course of construction, the related properties under construction are accounted for as properties under development if the properties are intended for sale after its completion, whereas, the properties are accounted for investment properties under construction if the properties are intended to be held to earn rentals and/or for capital appreciation. Upon completion of the properties, the properties held for sale are transferred to completed properties held for sale and are stated at lower of cost or net realizable value, while the properties held to earn rentals and/or for capital appreciation are transferred to completed investment properties. Investment properties, both under construction and completed, are stated at fair value (where fair value can be reliably measured) and subject to revaluation at end of each reporting period.”

In note 2(f) to the China Metro’s consolidated financial statements on pages F-15 and F-16, it disclosed the following accounting policy regarding investment properties:

“Investment properties are land and/or buildings that are held to earn rental income and/or for capital appreciation, which include property interest held under operating lease carries at fair value. Land held under operating leases is accounted for as investment property when the rest of the definition of an investment property is met.

Investment properties are stated at fair value…and their fair value at the date of reclassification becomes their deemed cost for accounting purposes.”

China Metro considers that the all of its investments properties are appropriately accounted for under IAS 40 as they meet all of definition as set out in IAS 40. In addition, none of its investment properties are held with intention for sale in the ordinary course of business nor were they constructed or developed on behalf of third parties. We note that rental and management income comprised only 3% of total revenues because some of the investment properties were vacant during the fiscal year ended March 31, 2014, and management is actively trying to lease these vacant properties.

Robert F. Telewicz Jr., Senior Staff Accountant

January 14, 2015

Please contact the undersigned at (415) 773-5918 or Scott Porter at (415) 773-5443 with any questions concerning the foregoing.

Very truly yours,

/s/ Brett E. Cooper

Brett E. Cooper

cc:	Mr. Sio Kam Seng, China Metro-Rural Holdings Limited

Maurice Hoo, Esq.

Scott M. Porter, Esq.

Annex A

January 14, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited

Form 20-F for Fiscal Year Ended

March 31, 2014

Filed July 11, 2014

File No. 000-53776

Ladies and Gentlemen:

On behalf of China Metro-Rural Holdings Limited (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 20-F (the “Filing”) in a letter dated December 30, 2014. The undersigned hereby acknowledges:

•	that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Sio Kam Seng
Mr. Sio Kam Seng
Chief Executive Officer